VF 9-11-03



03051928

#AM 9/9/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5A
PART III

SEC MAIL RECEIVED PROCESSING JUN 27 2003 WASH. D.C. 188 SECTION

SEC FILE NUMBER
8- 36305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lemley, Yarling & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
208 South LaSalle Street, Suite 723
(No. and Street)

Chicago, IL 60604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph J. Lemley 312-372-2422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown, Kaplan & Liss LLP
(Name – *if individual, state last, first, middle name*)

820 Davis Street, Suite 400 Evanston, IL 60201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING JUL 30 2003 WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9-11-03

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph J. Lemley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lemley, Yarling & Co., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public



"OFFICIAL SEAL"
KATHLEEN P. CANNOVA
Notary Public, State of Illinois
My Commission Expires 01/20/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

LEMLEY, YARLING & CO.

YEAR ENDED MARCH 31, 2003

WITH REPORT
OF INDEPENDENT AUDITORS

BROWN, KAPLAN & LISS LLP

CERTIFIED PUBLIC ACCOUNTANTS
820 DAVIS STREET, SUITE 400
EVANSTON, ILLINOIS 60201

(847) 866-6800
FAX (847) 866-6818
www.brownkaplan.com

MEMBER OF
AMERICAN INSTITUTE OF CPAs
ILLINOIS CPA SOCIETY

REPORT OF INDEPENDENT AUDITORS

May 19, 2003

The Board of Directors and Stockholder
Lemley, Yarling & Co.

We have audited the accompanying statement of financial condition of Lemley, Yarling & Co. (an Illinois Corporation) as of March 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lemley, Yarling & Co. at March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BROWN, KAPLAN & LISS LLP

LEMLEY, YARLING & CO.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2003

ASSETS

Current assets	
Cash	$ 65,473
Receivable from clearing broker	146,846
Total assets	$ 212,319

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Management fees payable to Parent	$ 132,131
Income taxes payable to Parent	5,372
Total liabilities	137,503
Stockholder's equity	
Common stock, no par value; 50,000 shares authorized; 1,000 shares issued and outstanding	25,000
Retained earnings	49,816
	74,816
Total liabilities and stockholder's equity	$ 212,319

See notes to financial statements

LEMLEY, YARLING & CO.
STATEMENT OF INCOME
YEAR ENDED MARCH 31, 2003

Commission income	$ 2,702,967
Expenses:	
Management fees to Parent	1,377,524
Clearing related expenses	1,172,384
	2,549,908
Income before income taxes	153,059
Income tax expense under tax sharing agreement with Parent	46,238
Net income	$ 106,821

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2003

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at March 31, 2002	1,000	$ 25,000	$ 37,995	$ 62,995
Net income			106,821	106,821
Dividends paid			(95,000)	(95,000)
Balance at March 31, 2003	1,000	$ 25,000	$ 49,816	$ 74,816

See notes to financial statements

LEMLEY, YARLING & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2003

Cash flows from operating activities		
Net income	$	106,821
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Changes in assets and liabilities:		
Receivable from clearing broker		(86,533)
Management fees payable to parent		77,850
Income taxes payable to parent		(8,231)
Net cash provided by operating activities		89,907
Cash flows used in financing activities		
Dividends paid		(95,000)
Net decrease in cash		(5,093)
Cash		
Beginning of year		70,566
End of year	$	65,473
Supplemental disclosure of cash flow information:		
Income taxes paid to parent	$	54,469

See notes to financial statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Lemley, Yarling & Co. ("the Company"), a registered broker/dealer, is a wholly owned subsidiary of Lemley, Yarling Management Co. ("the Parent"). The significant accounting policies of the Company are summarized below.

Commission Income

Commission income is recognized as earned.

Income Taxes

The Company files a consolidated federal income tax return with Lemley, Yarling Management Co. The Company provides for income taxes as if separate returns are filed.

Administrative Expenses

Operations of the Company are conducted in facilities and by personnel shared with its parent. The Company pays a management fee equal to 90% of revenues, net of clearing related expenses, to its parent in lieu of occupancy, salary and other operating expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. AGREEMENT WITH ABN-AMRO INCORPORATED

The Company has an agreement with ABN-AMRO Incorporated, whereby the Company transacts, on a fully disclosed basis, all customer business through ABN-AMRO Incorporated. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement.

3. NET CAPITAL

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in any securities transaction at a time when its "net capital" is less than the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined by the rule. At March 31, 2003, the Company's net capital and required net capital were $74,816 and $9,167 respectively.

ADDITIONAL INFORMATION

BROWN, KAPLAN & LISS LLP

CERTIFIED PUBLIC ACCOUNTANTS
820 DAVIS STREET, SUITE 400
EVANSTON, ILLINOIS 60201
(847) 866-6800
FAX (847) 866-6818
www.brownkaplan.com
MEMBER OF
AMERICAN INSTITUTE OF CPAs
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Lemley, Yarling & Co.

In planning and performing our audit of the financial statements of Lemley, Yarling & Co. (the Company) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Brown, Kaplan & Liss LLP

BROWN, KAPLAN & LISS LLP
Evanston, Illinois
May 19, 2003

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LEMLEY, YARLING & COMPANY as of March 31, 2003

COMPUTATION OF NET CAPITAL

Line	Description	Inner amount	Inner code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 74,816	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			74,816	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 74,816	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities-- proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(-)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 74,816	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(-)	3740
10.	Net Capital			$ 74,816	3750

OMIT PENNIES

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS - Part IIA filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	LEMLEY, YARLING & COMPANY	as of March 31, 2003

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 9,167	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 9,167	3760
14. Excess net capital (line 10 less 13)			$ 65,649	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 61,066	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 137,503	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$ -	3830
19. Total aggregate indebtedness			$ 137,503	3840
20. Percentage of aggregate indebtedness of net capital (line 19/ line 10)			% 183.79%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	LEMLEY, YARLING & COMPANY	March 31, 2003

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) -- $2,500 capital category as per Rule 15c3-3		4550
B. (k) (2) (A) -- "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2) (B) -- All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm ABN AMRO INCORPORATED 4335	X	4570
D. (k) (3) -- Exempted by order of the Commission (include copy of letter)		4580